January 23, 2013

Ms. Tia L. Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel, and Mining

Securities and Exchange Commission

100 F Street, NW

Washington, D.C. 20549

Re: China Shouguan Mining Corp. (the “Company”)

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed April 24, 2012

Form 10-Q for the Fiscal Quarter Ended June 30, 2012

Filed August 14, 2012

File No. 000-54432

Dear Ms. Jenkins:

China Shouguan Mining Corp. (the “Company”), hereby acknowledges, in connection with its response to the November 6, 2012 letter from you to the Company that:

- the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

China Shouguan Mining Corp.

/s/ Feize Zhang
By: Feize Zhang, CEO